RHONDA I. KOCHLEFL
Chairman, President and
Chief Executive Officer

_____________________________
161 NORTH CLARK STREET
CHICAGO, ILLINOIS 60601-3221
                                                                      EXHIBIT 20

                                                                          [LOGO]

                                                                    June 3, 1998

Dear Stockholder:

     On behalf of the Board of Directors of Donnelley Enterprise Solutions Incorporated (the "Company"), I am writing to inform you that the Company has entered into an Agreement and Plan of Merger dated as of May 27, 1998 (the "Merger Agreement") with Bowne & Co., Inc. ("Parent") and DESI Acquisition, Inc., a wholly-owned subsidiary of Parent ("Purchaser"). Pursuant to the Merger Agreement, Purchaser has commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of the Company's common stock (the "Shares") at a purchase price of $21.00 per Share, net to the seller in cash, without interest. The Offer, if consummated, is to be followed by a merger of Purchaser with and into the Company in which each Share not purchased in the Offer will be converted into the right to receive the same cash consideration paid per Share as is paid to stockholders in the Offer.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER AND DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS, AND RECOMMENDS THAT ALL STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL THEIR SHARES PURSUANT TO THE OFFER.

     In arriving at its recommendation, the Board carefully considered a number of factors more fully described in the attached Schedule 14D-9, which has been filed with the Securities and Exchange Commission, including, among other things, the terms and conditions of the Merger Agreement and the opinion of William Blair & Company, L.L.C., financial adviser to the Company, to the effect that the cash consideration to be received by stockholders in the Offer and the Merger is fair to such stockholders from a financial point of view. The full text of the written opinion of William Blair & Company, L.L.C. is attached hereto and stockholders are urged to read such opinion in its entirety.

     Accompanying this letter, in addition to the attached Schedule 14D-9, is the Offer to Purchase dated June 3, 1998, together with related materials, including a Letter of Transmittal, to be used in tendering your Shares pursuant to the Offer. These documents state the terms and conditions of the Offer and the Merger, provide detailed information about the transactions and include instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

                                      On behalf of the Board of Directors,

                                      /s/ Rhonda I. Kochlefl


                                      Rhonda I. Kochlefl
                                      Chairman, President and Chief Executive
                                      Officer